Exhibit 99.1

Ballard Announces Results of Annual General Meeting

VANCOUVER, BC, June 4, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced results of its 2020 Annual General Meeting, which was held yesterday as the Company's first ever virtual AGM event.

All nominees listed in the Management Proxy Circular dated April 6th, 2020 were elected as directors of the Company. Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the Board of Directors section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas P. Hayhurst	95,051,333	99.70	285,666	0.30
Kui (Kevin) Jiang Duy-Loan Le	89,662,129 95,022,139	94.05 99.67	5,674,870 314,860	5.95 0.33
R. Randall (Randy) MacEwen	95,113,927	99.77	223,072	0.23
Marty Neese	95,031,277	99.68	305,722	0.32
James Roche Shaojun (Sherman) Sun	95,093,619 91,321,150	99.74 95.79	243,380 4,015,849	0.26 4.21
Ian Sutcliffe	95,029,633	99.68	307,366	0.32
Janet Woodruff	92,725,775	97.26	2,611,224	2.74

In addition, KPMG LLP, Chartered Accountants, was appointed as auditor for the Company and an advisory vote approved the Company's approach to executive compensation, as disclosed in the Company's Management Proxy Circular.

Item	For	% For	Against	% Against	Withheld	% Withheld
Appointment of Auditors	114,981,327	98.67	0	0	1,554,820	1.33
Executive Compensation	92,081,750	96.59	3,255,249	3.41	0	0

Final voting results on all matters voted on at the Annual General Meeting held on June 3rd, 2020 will be filed on SEDAR (www.sedar.com).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2020/04/c4337.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 04-JUN-20